Filed Pursuant to Rule 424(b)(3)
File No.: 333-130114

HINES REAL ESTATE INVESTMENT TRUST, INC.
SUPPLEMENT NO. 5 DATED JUNE 20, 2007
TO THE PROSPECTUS DATED APRIL 30, 2007

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Hines Real Estate Investment Trust, Inc., dated April 30, 2007 (the “Prospectus”), Prospectus Supplement No. 1 dated May 3, 2007, No. 2 dated May 15, 2007, No. 3 dated May 17, 2007 and No. 4 dated June 13, 2007.  The Prospectus superseded and replaced the original prospectus for this offering, dated June 19, 2006, and all prior supplements to such prospectus.  Unless otherwise defined herein, capitalized terms used in this supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.	To provide an update on the status of our current public offering;
B.	To provide information regarding changes to the suitability standards of our offering; and
C.	To provide notification regarding the termination of our automatic investment program.

A.           Status of our Current Offering

As of June 18, 2007, we had received gross proceeds of approximately $799.7 million from the sale of approximately 77.2 million of our common shares in our current public offering, including approximately $24.0 million relating to approximately 2.4 million shares issued under our dividend reinvestment plan. As of June 18, 2007, approximately $1,224.3 million in shares remained available for sale pursuant to the offering, exclusive of approximately $176.0 million in shares available under our dividend reinvestment plan.

B.           Changes to the Suitability Standards of our Offering

           The suitability standards required by certain states after the third paragraph of the “Suitability Standards” section, on page ix of the Prospectus, is hereby deleted and replaced in its entirety with the following:

“Iowa, Kansas, Massachusetts and Ohio– Investors must have either (i) a minimum net worth of $250,000 or (ii) a minimum net worth of $70,000 and minimum annual gross income of $70,000.

New Hampshire– Investors must have either (i) a net worth of at least $250,000 or (ii) a minimum annual gross income of at least $60,000 and a minimum net worth of at least $125,000.

Iowa, Kentucky, Michigan, Missouri, Ohio and Pennsylvania– In addition to our suitability requirements, investors must have a liquid net worth of at least 10 times their investment in our shares.

Kansas– In addition, the Office of the Securities Commission of the State of Kansas recommends that Kansas investors not invest, in the aggregate, more than 10% of their liquid net worth in this and similar direct participation investments. Liquid net worth is defined as that portion of net worth which consists of cash, cash equivalents and readily marketable securities.”

C.           Termination of our Automatic Investment Program

We have terminated the automatic investment program for our current public offering. Accordingly, the entire subsection under the caption, “Automatic Investment Program” beginning on page 150 and ending on page 151 of the Prospectus is hereby deleted in its entirety.  If you elect to participate in the automatic investment program under Section 5.A of our subscription agreement, we must reject the subscription.